SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )


                                Summa Four, Inc.
                                (Name of issuer)

                           Common Stock, $.01 par value per share
                         (Title of class of securities)

                                    865628101
                                 (CUSIP number)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         EQSF Advisers, Inc.
         (EIN 13-3354359)

--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [   ]
                                                                     (b)  [ X ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

                     New York Corporation

--------------------------------------------------------------------------------
                                 5      SOLE VOTING POWER

                                                 197,300

          NUMBER OF
                               -------------------------------------------------
            SHARES               6      SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                                     None
                               -------------------------------------------------
             EACH                7      SOLE DISPOSITIVE POWER
          REPORTING
            PERSON                               197,300

                                ------------------------------------------------
             WITH               8       SHARED DISPOSITIVE POWER

                                                         None
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  197,300

--------------------------------------------------------------------------------
 10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                             [    ]

--------------------------------------------------------------------------------
 11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.43%

--------------------------------------------------------------------------------
 12      TYPE OF REPORTING PERSON*

                  IA

--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         M.J. Whitman Advisers, Inc.
         (EIN 13-3686379)

--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [   ]
                                                                     (b)  [ X ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

                     New York Corporation

--------------------------------------------------------------------------------
                                 5      SOLE VOTING POWER

                                                 110,800

          NUMBER OF
                               -------------------------------------------------
            SHARES               6      SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                                   None
                               -------------------------------------------------
             EACH                7      SOLE DISPOSITIVE POWER
          REPORTING
            PERSON                               110,800

                               -------------------------------------------------
             WITH               8       SHARED DISPOSITIVE POWER

                                                      None
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  110,800%

--------------------------------------------------------------------------------
 10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                             [    ]

--------------------------------------------------------------------------------
 11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.93%

--------------------------------------------------------------------------------
 12      TYPE OF REPORTING PERSON*

                  IA

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Martin J. Whitman


--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [   ]
                                                                     (b)  [ X ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA

--------------------------------------------------------------------------------
                                 5      SOLE VOTING POWER

          NUMBER OF                              None  (See Item 4)
                               -------------------------------------------------
                                 6      SHARED VOTING POWER
            SHARES
                                                 None
         BENEFICIALLY

           OWNED BY
                               -------------------------------------------------
             EACH                7      SOLE DISPOSITIVE POWER

          REPORTING                              None  (See Item 4)

                               -------------------------------------------------
         PERSON WITH            8       SHARED DISPOSITIVE POWER

                                                 None

--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -0-    (See Item 4)

--------------------------------------------------------------------------------
 10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                             [  ]

--------------------------------------------------------------------------------
 11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  -0-

--------------------------------------------------------------------------------
 12      TYPE OF REPORTING PERSON*

                  IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.
         (a)      Name of Issuer:
                  Summa Four, Inc. (the "Issuer").

         (b)      Address of Issuer's Principal Executive Offices:
                   25 Sundial Avenue, Manchester, NH 03103-7251
Item 2.
         (a)      Name of Person Filing:
                  This schedule is being jointly filed by EQSF Advisers, Inc. ("EQSF"), M.J. Whitman Advisers, Inc. ("MJWA") and Martin J. Whitman, the Chief Executive Officer of EQSF and MJWA and controlling person of EQSF and MJWA. (EQSF, MJWA and Martin J. Whitman are sometimes collectively referred to hereinafter as "Filer"). Attached hereto as an exhibit is a copy of the joint
Schedule 13G filing agreement among the reporting persons.

         (b)      Address of Principal Business Office:
                  The address of the principal executive office of EQSF, MJWA and Mr. Whitman is: 767 Third Avenue, New York, New York 10017-2023.

         (c)      Citizenship:

                  The citizenship or place of organization of each of the reporting persons is as follows:

                  EQSF

                  New York State corporation.

                  MJWA

                  New York State corporation.

                  Martin J. Whitman

                  United States citizen.

         (d)      Title of Class of Securities:

                  Common Stock, $.01 par value per share.

         (e)      CUSIP Number:

                  865628101

Item 3. If this statement is being filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (e)      Investment  Adviser  registered  under   section  203  of  the
Investment Advisers Act of 1940 (EQSF and MJWA).

Item 4.  Ownership.
         (a)&(b) EQSF beneficially owns 197,300 shares, or 3.43% of the class of securities of the issuer. MJWA beneficially owns 110,800 shares, or 1.93% of the class of securities of the issuer.

         (c)(i)   EQSF:  197,300
                  MJWA:  110,800

            (ii)  Not applicable.

            (iii) EQSF:  197,300
                  MJWA:  110,800

            (iv)  Not applicable.

         Mr. Whitman disclaims beneficial ownership of all such shares.

Item 5.  Ownership of Five Percent or Less of a Class.
                  Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
                  Third Avenue Small-Cap Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, the shares reported by EQSF. Various clients for whom MJWA acts as investment advisor have the right to receive dividends from, and the proceeds of the sale of, the shares reported by MJWA.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                  Not Applicable.

Item 8.  Identification and Classification of Members of the Group.
                  Not applicable.

Item 9.  Notice of Dissolution of Group.
                  Not applicable.

Item 10. Certification.
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                               February 12, 1998
                                                               (Date)




                                                    EQSF ADVISERS, INC.

                                                    By:/s/   MARTIN J. WHITMAN
                                                    Martin J. Whitman
                                                    Chairman, President and
                                                    Chief Executive Officer





                                                    M.J. WHITMAN ADVISERS, INC.

                                                    By:/s/ MARTIN J. WHITMAN
                                                    Martin J. Whitman
                                                    Chairman and Chief Executive
                                                    Officer





                                                    /s/MARTIN J. WHITMAN
                                                    Martin J. Whitman